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Pan American Silver Reports Mineral Reserves and Mineral Resources as at June 30, 2024
•Significant increase in estimated mineral resources for the La Colorada Skarn project
•Mineral reserve replacement and 1.2 million ounce increase in gold inferred mineral resources at Jacobina demonstrates exploration potential
Vancouver, B.C. - September 11, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports its estimated mineral reserves and mineral resources as at June 30, 2024. Proven and probable mineral reserves are estimated to contain approximately 468.0 million ounces of silver and 6.9 million ounces of gold. Measured and indicated ("M&I") mineral resources (excluding proven and probable ("P&P") reserves) are estimated to total approximately 1,148.0 million ounces of silver and 15.5 million ounces of gold. Inferred mineral resources are estimated to total approximately 366.0 million ounces of silver and 9.4 million ounces of gold. The updated mineral reserves and mineral resources estimates are reported net of the sales of the MARA, Agua de la Falda and Morococha properties, as announced in the Company's news release dated July 31, 2023. The divestment of these non-core, non-producing assets is largely responsible for a decrease in mineral reserves and mineral resources compared to 2023.
"Our exploration efforts have successfully replaced mine production and expanded mineral reserves at Jacobina, La Colorada, Huaron and Minera Florida. In addition, infill and extensional drilling at the Jacobina mine has increased inferred mineral resources by over 1.2 million ounces of gold, highlighting the significant exploration potential of the deposit and the opportunity to replace mineral resources and mineral reserves in the future," said Christopher Emerson, Pan American’s Vice President of Exploration and Geology. "At the La Colorada Skarn project, estimated indicated mineral resources have grown substantially to 309 million ounces of silver due to higher tonnage and higher grades, with the inferred mineral resource now estimated at 59 million ounces of silver. Zinc and lead contained within the skarn deposit have also increased since our last resource update.”
In 2024, Pan American plans to complete over 360,000 metres of drilling across its portfolio of mines, focused on near-mine exploration for mineral reserve replacement.
Consolidated Proven and Probable Mineral Reserves, as at June 30, 2024 (1,2,3)

Segment	Category	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment(4)	Proven Reserves	13.3	278	119.1	0.68	135.1
	Probable Reserves	32.5	293	306.2	0.49	444.6
	Proven and Probable Reserves	45.8	289	425.2	0.52	579.7
Gold Segment(5)	Proven Reserves	80.3	13	17.6	1.14	2,952.9
	Probable Reserves	99.8	16	25.2	1.05	3,360.3
	Proven and Probable Reserves	180.1	14	42.7	1.09	6,313.1
Total Segments(6)	Proven Reserves	93.7	75	136.6	1.11	3,088.0
	Probable Reserves	132.3	124	331.4	0.92	3,804.8
	Proven and Probable Reserves	225.9	105	468.0	1.00	6,892.8

PAN AMERICAN SILVER CORP. 1

(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2024".
(2) Please refer to the complete mineral reserve and mineral resource tables at the end of this news release for more information.
(3) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s website for a more complete table, including zinc, lead and copper grades and contents.
(4) Silver Segment mineral reserves comprised of Escobal, La Colorada, Huaron, San Vicente, and Cerro Moro.
(5) Gold Segment mineral reserves comprised of Jacobina, Shahuindo, El Peñon, Timmins, Minera Florida, La Arena, and Dolores.
(6) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
Consolidated Mineral Resources, as at June 30, 2024 (1,2,3,4)

Segment	Category	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment(5)	Measured Resources	20.7	159	105.6	0.63	65.2
	Indicated Resources	425.4	73	1,002.7	0.47	276.9
	M&I Resources	446.1	77	1,108.4	0.50	342.2
Gold Segment(6)	Measured Resources	271.8	21	17.8	0.62	5,431.2
	Indicated Resources	704.7	26	21.8	0.43	9,751.0
	M&I Resources	976.5	24	39.6	0.48	15,182.2
Total Segments(7)	Measured Resources	292.4	82	123.5	0.62	5,496.4
	Indicated Resources	1,130.1	71	1,024.5	0.43	10,027.9
	M&I Resources	1,422.6	72	1,148.0	0.48	15,524.3
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2024".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) Please refer to the complete mineral reserve and resource tables at the end of this news release for more information.
(4) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s website for a more complete table, including zinc, lead and copper grades and contents.
(5) Silver Segment mineral resources comprised of Navidad, La Colorada Skarn, Escobal, Huaron, La Colorada, Manantial Espejo, Cerro Moro, San Vicente, and Joaquin.
(6) Gold Segment mineral resources comprised of Jacobina, La Arena II, La Pepa, El Peñon, Minera Florida, La Bolsa, Lavra Velha, Pico Machay, Timmins, Shahuindo, Vogel, Gold River, Whitney, Marlhill, Dolores, and La Arena.
(7) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
Consolidated Inferred Mineral Resources, as at June 30, 2024 (1,2,3,4)

Segment	Category	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment(5)	Inferred Resources	130.0	78	327.8	0.61	304.3
Gold Segment(6)	Inferred Resources	254.0	21	38.2	1.12	9,118.4
Total Segments(7)	Inferred Resources	384.0	61	366.0	1.09	9,422.8

PAN AMERICAN SILVER CORP. 2

(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2024".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) Please refer to the complete mineral reserve and mineral resource tables at the end of this news release for more information.
(4) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s website for a more complete table, including zinc, lead and copper grades and contents.
(5) Silver Segment inferred mineral resources comprised of Navidad, La Colorada, La Colorada Skarn, Huaron, San Vicente, Escobal, Cerro Moro, Manantial Espejo and Joaquin.
(6) Gold Segment inferred mineral resources comprised of Jacobina, Gold River, El Peñon, Arco Sul, Minera Florida, Whitney, Pico Machay, La Arena II, Timmins, La Pepa, Lavra Velha, La Bolsa, Vogel, Shahuindo, Dolores, and La Arena.
(7) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
Mineral reserve and mineral resource highlights for the 12-months ended June 30, 2024:
•The successful divestment of non-core, non-producing properties - MARA, Morococha and Agua de la Falda - in 2023 reduced the consolidated P&P mineral reserves by 89.9 million ounces of silver and 5.2 million ounces of gold. After adjusting for a full year of production, the significant exploration success at many of our operations and other parameters, the consolidated mineral reserves at June 30, 2024, are estimated to total 468.0 million ounces of silver and 5.2 million ounces of gold.
•Consolidated M&I silver mineral resources increased from an estimated 959.0 million ounces to an estimated 1,148.0 million ounces. The increase in M&I silver mineral resources is mainly due to the increase in indicated resources at the La Colorada Skarn project more than offsetting the sales of MARA and Morococha. Consolidated M&I gold mineral resources decreased from an estimated 17.5 million ounces to an estimated 15.5 million ounces, largely due to the sales of the MARA and Agua de la Falda properties.
•At the La Colorada Skarn project, estimated indicated mineral resources significantly increased to 308.7 million ounces of contained silver with higher tonnage, higher silver and base metal grades, and improved geological confidence.
•At Jacobina, exploration more than replaced mine production with new mineral reserves, marking the eighth consecutive year of full replacement of production. New gold inferred mineral resources estimated at over 1.2 million ounces were also added, including 495 thousand ounces at Maricota, a new zone north of Morro do Cuscuz. See the Company's news releases dated June 17, 2024 and December 5, 2023, for further information on Maricota.
•At El Peñon, mineral resources and mineral reserves were added to the southeast of the current mining zones in major veins like Pampa Sur and Pampa Campamento, as well as in silver rich structures like Tostado Sur and others. Future exploration will continue to target converting the large inferred mineral resource to mineral reserves and to discovering new veins on the mine's extensive land position.
•At La Colorada, the eastward extensions of the veins, described in previous news releases, contributed to a net addition to silver P&P mineral reserves.
•At Minera Florida, 103.7 thousand ounces of P&P gold mineral reserves and 864 thousand ounces of P&P silver mineral reserves were added, more than replacing mine production.
•At Huaron, P&P silver mineral reserves increased by 1.7 million ounces, more than replacing mine production, with the Horizonte zone alone adding 2.7 million ounces of new P&P silver mineral reserves.

PAN AMERICAN SILVER CORP. 3

•At Timmins, exploration has been focused on the Whitney joint venture project, with more than 20,500 metres of drilling completed over the 2021 to 2023 period, contributing to an updated estimate for indicated gold mineral resources of 93.6 thousand ounces and inferred gold mineral resources of 574.0 thousand ounces (based on a 100% interest). Pan American is now focused on further exploratory and confirmation drilling of the project. See the December 5, 2023 news release for more information on the Whitney project.
A detailed summary of the silver and gold mineral reserves and mineral resources as at June 30, 2024 is provided in the tables at the end of this news release.
LA COLORADA SKARN MINERAL RESOURCE UPDATE
Approximately 73,000 metres of exploration and infill drilling have been completed since the last mineral resource update, including high-grade intercepts reported in previous news releases. The drilling has resulted in a significant increase in estimated mineral resources and higher silver and base metal grades. It also improved a large portion of mineral resources from the inferred category to indicated. The tables below illustrate the improvements and the highlights include:
•A 53% increase in indicated mineral resources to an estimated 265.4 million tonnes.
•Improvement in silver, zinc and lead grades by 10%, 2% and 4%, respectively, for the indicated mineral resource category.
•A 69% increase in contained silver to 308.7 million ounces in indicated mineral resources. Contained silver in inferred mineral resources is estimated at 58.6 million ounces.
•A 56% increase in contained zinc to 7.6 million tonnes and a 60% increase in contained lead to 3.6 million tonnes in indicated mineral resources.
•Addition of 125.5 million ounces of silver, 2.7 million tonnes of zinc and 1.4 million tonnes of lead to indicated mineral resources.
Exploration and resource infill drilling is ongoing with additional drill rigs completing condemnation and hydrogeological work. Engineering work continues with geotechnical studies required for sub level caving ("SLC") and reviewing the updated mineral resource and mining shapes to optimize mineral extraction.
Next steps include further infill drilling, additional analysis of alternative mining methods, optimizing throughputs, preparing capital and operating cost estimates, as well as advancing discussions with potential project partners.
La Colorada Skarn Estimated Mineral Resource as at June 30, 2024

Classification	Tonnes (millions)	Zn (%)	Pb (%)	Ag (g/t)
Indicated	265.4	2.85	1.37	36
Inferred	61.7	2.55	0.95	30
Notes:
1.The effective date of the mineral resources estimate is June 30, 2024.
2.Estimation and reporting of mineral resources were carried out in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) guidelines.
3.Mineral resources have been classified into indicated and inferred confidence categories.
4.Mineral resources have reasonable prospects for eventual economic extraction demonstrating sufficient spatial continuity of mineralization constrained within a potentially mineable shape. Mineral resources that are not mineral reserves do not have demonstrated economic viability. No mineral reserves are reported at this time for the La Colorada Skarn project.

PAN AMERICAN SILVER CORP. 4

5.Prices used to report mineral resources were: $22.00 per ounce of silver, $2,800 per tonne of zinc and $2,200 per tonne of lead.
6.An estimated NSR (in US$/t) was calculated using metallurgical recoveries of 84.9% Ag, 84.3% Pb and 93.7% Zn with mineral concentrate qualities of 61% Pb in lead concentrate and 59% Zn in zinc concentrate, obtained from metallurgical testing. Estimates for transport, payability and refining/selling costs, based on experience and long-term views of the marketing, treatment and refining of these types of mineral concentrates, were included.
7.Reasonable prospects for eventual economic extraction were assessed by determining the total in-situ tonnes and metal grades constrained inside volumes that are based on a SLC mining method considering operating and sustaining capital cost estimates of $45/t. To determine the constraining SLC shapes, an initial elevated cutoff value of $50/t NSR was applied. Then geotechnical, geometry and caving rules were applied to ensure practical mining shapes were achieved. The resulting constraining shapes were then considered to be practical mining outlines. The tonnes and grades are inclusive of the must-take low grade material within the volume. No other mining recovery, ring recovery, dilution or mineral losses have been applied.
8.This mineral resource estimate was prepared under the supervision of, or was reviewed by, Christopher Emerson, FAusIMM, Vice President Exploration and Geology, who is a Qualified Person as that term is defined in NI 43-101.
9.Grades are shown as contained metal before mill recoveries are applied. The Company has undertaken a verification process with respect to the data disclosed in this news release.
10.A total of 376 diamond drill holes with a total length of 314,930 metres were used in the geological interpretation and resource estimate. Several old historic drill holes were included in the modeling. Drilling of the La Colorada Skarn deposit has been completed from both surface and underground drill platforms.
11.All drill hole samples used in the mineral resource estimate have been previously reported in news releases dated October 23, 2018, February 21, 2019, May 8, 2019, August 1, 2019, October 30, 2019, February 13, 2020, August 4, 2020, May 12, 2021, November 10, 2021, February 24, 2022, May 9, 2022, November 1, 2022, May 2, 2023, December 5, 2023, and April 7, 2024.
MINERAL RESERVES AND MINERAL RESOURCES TABLES
Consolidated Pan American Mineral Reserves as at June 30, 2024(1)

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)
Silver Segment
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34.2
		Probable	22.1	316	225.0	0.34	243.8
La Colorada	Mexico	Proven	3.2	305	31.4	0.20	20.5
		Probable	5.8	296	55.2	0.19	35.3
Huaron	Peru	Proven	6.2	173	34.4	--	--
		Probable	3.5	163	18.2	--	--
San Vicente (95%)(2)	Bolivia	Proven	0.9	329	9.8	--	--
		Probable	0.5	250	4.3	--	--
Cerro Moro	Argentina	Proven	0.4	272	3.9	5.58	80.4
		Probable	0.6	200	3.6	9.31	165.5
Total Silver Segment(3)			45.8	289	425.2	0.52	579.7
Gold Segment
Jacobina	Brazil	Proven	24.0	--	--	1.84	1,420.0
		Probable	30.3	--	--	1.79	1,742.3
Shahuindo	Peru	Proven	39.8	8	10.5	0.52	660.4
		Probable	44.7	5	7.2	0.28	398.6
El Peñon	Chile	Proven	0.8	208	5.5	5.46	145.4
		Probable	4.0	131	16.7	3.99	507.4
Timmins	Canada	Proven	5.4	--	--	2.79	481.4
		Probable	4.4	--	--	2.74	386.2

PAN AMERICAN SILVER CORP. 5

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)
Minera Florida	Chile	Proven	1.2	23	0.9	3.25	128.7
		Probable	1.8	22	1.3	3.18	188.0
La Arena(4)	Peru	Proven	8.0	--	--	0.41	103.7
		Probable	14.7	--	--	0.29	137.8
Dolores	Mexico	Proven	1.2	16	0.6	0.35	13.3
		Probable	--	--	--	--	--
Total Gold Segment(3)			180.1	14	42.7	1.09	6,313.1
Total Gold and Silver Segments(3)		Proven + Probable	225.9	105	468.0	1.00	6,892.8
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2024".
(2) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(3) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
(4) Pan American has entered into an agreement to sell its interest in La Arena S.A., which owns the La Arena gold mine and the La Arena II copper-gold project; see the news release dated May 1, 2024 for further details.
Pan American Silver Measured and Indicated Mineral Resources as at June 30, 2024 (1,2)

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)
Silver Segment
Navidad	Argentina	Measured	15.4	137	67.8	--	--
		Indicated	139.8	126	564.5	--	--
La Colorada Skarn	Mexico	Indicated	265.4	36	308.7	--	--
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	16.7
		Indicated	14.2	201	91.6	0.20	93.0
Huaron	Peru	Measured	1.3	196	8.3	--	--
		Indicated	1.8	162	9.4	--	--
La Colorada	Mexico	Measured	0.4	231	2.7	0.11	1.2
		Indicated	2.1	181	12.2	0.27	18.4
Manantial Espejo	Argentina	Measured	0.3	164	1.7	2.40	24.7
		Indicated	1.0	149	4.9	2.79	91.5
Cerro Moro	Argentina	Measured	0.1	226	0.9	5.48	21.4
		Indicated	0.5	347	5.5	4.50	70.7
San Vicente (95%)(3)	Bolivia	Measured	0.7	180	4.1	--	--
		Indicated	0.3	203	1.8	--	--
Joaquin	Argentina	Measured	0.1	360	1.5	0.28	1.2
		Indicated	0.4	351	4.2	0.28	3.4
Total Silver Segment(3)			446.1	77	1,108.4	0.50	342.2
Gold Segment
Jacobina	Brazil	Measured	39.7	--	--	1.70	2,175.1
		Indicated	55.1	--	--	1.58	2,796.0
La Arena II(4)	Peru	Measured	152.2	--	--	0.25	1,246.1
		Indicated	554.3	--	--	0.23	4,042.7

PAN AMERICAN SILVER CORP. 6

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)
La Pepa (80.0%)(3)	Chile	Measured	47.1	--	--	0.61	922.8
		Indicated	52.3	--	--	0.49	824.3
El Peñon	Chile	Measured	1.6	166	8.3	5.25	262.2
		Indicated	3.8	112	13.8	3.44	423.1
Minera Florida	Chile	Measured	1.9	17	1.1	3.26	202.6
		Indicated	4.1	19	2.5	3.54	467.6
La Bolsa	Mexico	Measured	10.8	10	3.5	0.70	242.8
		Indicated	10.6	8	2.7	0.54	184.3
Lavra Velha	Brazil	Indicated	4.5	--	--	1.96	282.1
Pico Machay	Peru	Measured	4.7	--	--	0.91	137.5
		Indicated	5.9	--	--	0.67	127.1
Timmins	Canada	Measured	1.1	--	--	2.48	85.5
		Indicated	1.3	--	--	2.76	114.2
Shahuindo	Peru	Measured	8.8	7	2.0	0.38	108.5
		Indicated	6.8	6	1.2	0.34	74.2
Vogel	Canada	Indicated	2.2	--	--	1.75	125.0
Gold River	Canada	Indicated	0.7	--	--	5.29	117.4
Whitney (83.27%)(3)	Canada	Measured	--	--	--	--	--
		Indicated	0.6	--	--	3.77	77.9
Marlhill	Canada	Indicated	0.4	--	--	4.52	57.4
Dolores	Mexico	Measured	3.0	30	2.9	0.41	39.4
		Indicated	0.6	73	1.5	1.40	28.8
La Arena(5)	Peru	Measured	0.9	--	--	0.29	8.7
		Indicated	1.4	--	--	0.19	8.9
Total Gold Segment(4)			976.5	24	39.6	0.48	15,182.2
Total Gold and Silver Segments(4)		Measured + Indicated	1,422.6	72	1,148.0	0.48	15,524.3
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2024".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
(5) Pan American has entered into an agreement to sell its interest in La Arena S.A., which owns the La Arena gold mine and the La Arena II copper-gold project; see the news release dated May 1, 2024 for further details.
Pan American Inferred Mineral Resources as at June 30, 2024 (1,2)

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)
Silver Segment
Navidad	Argentina	Inferred	45.9	81	119.4	--	--
La Colorada	Mexico	Inferred	12.4	235	93.8	0.19	74.4
La Colorada Skarn	Mexico	Inferred	61.7	30	58.6	--	--
Huaron	Peru	Inferred	5.2	165	27.5	--	--

PAN AMERICAN SILVER CORP. 7

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)
San Vicente (95%)(3)	Bolivia	Inferred	1.6	213	11.0	--	--
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	53.7
Cerro Moro	Argentina	Inferred	0.7	168	3.6	6.98	149.8
Manantial Espejo	Argentina	Inferred	0.5	106	1.8	1.49	25.2
Joaquin	Argentina	Inferred	0.2	280	1.4	0.25	1.2
Total Silver Segment(4)			130.0	78	327.8	0.61	304.3
Gold Segment
Jacobina	Brazil	Inferred	57.1	--	--	1.77	3,249.5
Gold River	Canada	Inferred	5.3	--	--	6.06	1,027.4
El Peñon	Chile	Inferred	18.4	48	28.6	1.38	816.4
Arco Sul	Brazil	Inferred	6.2	--	--	3.08	614.2
Minera Florida	Chile	Inferred	5.4	15	2.7	3.03	531.2
Whitney (83.27%)(3)	Canada	Inferred	4.0	--	--	3.75	477.7
Pico Machay	Peru	Inferred	23.9	--	--	0.58	445.7
La Arena II(5)	Peru	Inferred	66.8	--	--	0.21	445.2
Timmins	Canada	Inferred	3.5	--	--	3.37	382.5
La Pepa (80.0%)(3)	Chile	Inferred	20.0	--	--	0.46	296.1
Lavra Velha	Brazil	Inferred	4.7	--	--	1.56	238.0
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6
Vogel	Canada	Inferred	1.5	--	--	3.60	168.8
Shahuindo	Peru	Inferred	17.3	4	2.1	0.21	115.8
Dolores	Mexico	Inferred	0.9	56	1.6	1.65	45.8
La Arena(5)	Peru	Inferred	5.3	--	--	0.23	39.6
Total Gold Segment(4)			254.0	21	38.2	1.12	9,118.4
Total Gold and Silver Segments(4)		Inferred	384.0	61	366.0	1.09	9,422.8
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2024".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
(5) Pan American has entered into an agreement to sell its interest in La Arena S.A., which owns the La Arena gold mine and the La Arena II copper-gold project; see the news release dated May 1, 2024 for further details.

PAN AMERICAN SILVER CORP. 8

Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2024

Mine	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Escobal	All categories	20.00	1,300		2,204	2,424
La Colorada	Reserves	20.00	1,700	8,000	2,100	2,600
	Resources	22.00	1,850	9,000	2,200	2,800
La Colorada Skarn	Resources	22.00			2,200	2,800
Huaron	Reserves	20.00	1,700	8,000	2,100	2,600
	Resources	22.00	1,850	9,000	2,200	2,800
San Vicente	All categories	20.00	1,700	8,000	2,100	2,600
Cerro Moro	Reserves	21.00	1,850
	Resources	23.00	1,950
Navidad	All categories	12.52			1,100
Manantial Espejo	Resources	22.00	1,700
Joaquin	Resources	22.00	1,700
Jacobina	Reserves		1,700
	Resources		1,850
Shahuindo	Reserves	20.00	1,700
	Resources	22.00	1,850
El Peñon	Reserves	20.00	1,700
	Resources	22.00	1,850
Timmins West	Reserves	21.00	1,850
	Resources	23.00	1,950
Bell Creek	Reserves	21.00	1,850
	Resources	23.00	1,950
Whitney	Resources		1,950
Minera Florida	Reserves	21.00	1,850		2,100	2,600
	Resources	23.00	1,950		2,200	2,800
La Arena	Reserves	21.00	1,850
	Resources	23.00	1,950
La Arena II	All categories		1,500	8,816
Dolores	Reserves	21.00	1,850
	Resources	23.00	1,950
La Pepa	Resources		1,650
La Bolsa	All categories	14.00	825
Lavra Velha	Resources		1,650
Pico Machay	All categories		700
Vogel	Inside pit		1,150
	Below pit		1,150
Gold River	Resources		1,200
Marlhill	Resources		1,125
Arco Sul	Resources		1,250

PAN AMERICAN SILVER CORP. 9

General Notes with Respect to Technical Information
All mineral reserves and mineral resources have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards") and reported in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mineral resources are reported exclusives of mineral reserves.
Pan American does not expect these mineral reserve and mineral resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
The Company has undertaken a verification process with respect to the data disclosed in this news release. The mineral resources and mineral reserves databases comprising drilling and, in some cases, surface and underground sampling, have been compiled at each of the Pan American mine sites by the qualified staff. All the assay data used in the resource evaluation provided by each of the mines has been subjected to the industry standard quality assurance and quality control ("QA/QC") program including the submission of certified standards, blanks, and duplicate samples. The results are reviewed monthly by management. The results of the QA/QC samples submitted for the resource databases demonstrate acceptable accuracy and precision. The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of these mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
Quantities and grades of contained metal are shown before metallurgical recoveries.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President of Exploration and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, who are each Qualified Persons for the purposes of NI 43-101.
Pan American Silver Corp. is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
About Pan American
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimated mineral reserve and mineral resource information; estimated mine life and any anticipated changes related thereto; the extent of, and success related

PAN AMERICAN SILVER CORP. 10

to any future exploration or development programs; expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect estimates of mineral reserves and mineral resources; expectations regarding planned drilling in 2024, including that it will be focused on near-mine exploration; expectations regarding mineral reserve replacement; and expectations with respect to future work to be conducted at the La Colorada Skarn project.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the accuracy of our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries are as anticipated; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, CLP, BRL, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the mineral property disclosure requirements of the SEC (the “U.S. Rules”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.